SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July 24, 2014
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONTENTS

SABESP CODE OF ETHICS AND CONDUCT

1 - PRESENTATION, 2
2 - INTRODUCTION, 2
3 - OBJECTIVES, 2
4 - CODE OF ETHICS AND CONDUCT, 3
4.1. ETHICAL VALUES, 3
4.2. ETHICAL PRINCIPLES, 4
4.3. ETHICAL CONDUCT, 4
4.4. MANAGEMENT AND EMPLOYEES, 6
4.5.SUPPLIERS. PARTNERS AND THIRD PARTIES, 8
5 - FINAL CONSIDERATIONS, 9
6 - ETHICS COMMITTEE, 9
7 - REPORTING OF VIOLATIONS, 9

SABESP CODE OF ETHICS AND CONDUCT

1 - PRESENTATION

In line with its mission of “providing sanitation services and helping improve the quality of life and the environment” SABESP is fully committed to legality, ethics, transparency and social responsibility, acting as an agent of sustainable development, basing its economic performance on environmental responsibility in order to foster the welfare of its employees, its surrounding communities and the country as a whole.

The Company’s economic, financial, social and environmental guidelines reinforce its growth and its commitment to the environment and society.

2 - INTRODUCTION

Ethics represents the ideal of human conduct and is an intrinsic part of the development of civilization, influencing the decision-making process of each human being, leading to decisions which are "good" and "correct" in themselves as well as for their lives and their relations with others and promoting the common good.

Personal and corporate ethics are inseparable. The adoption of ethical principles and conduct, including the fight against all forms of fraud and corruption, is an integral part of Sabesp’s culture, reflecting its organizational identity.

The adoption of the principles and rules of conduct outlined in this Code is essential to ensure that the Company, its management and its employees act in an integrated and coherent manner in their relations with stakeholders: clients, shareholders, investors, suppliers, partners, third parties, government, the community and society as a whole.

3 – OBJECTIVES

To serve as the standard for the personal and professional conduct of all Sabesp’s employees and managers, regardless of their role or position, in their internal and external relations with clients, shareholders, investors, suppliers, partners, third parties, government, the community and society as a whole.

To reinforce ethical, legal and transparent behavior, based on fair and relevant values adopted by all, thereby reducing the subjectivity of personal interpretations of moral and ethical principles.

To strengthen the image of Sabesp and its employees in the eyes of its stakeholders.

To serve as a reference in the fight against all forms of fraud, corruption and acts that harm public administration, especially those envisaged in national and international anti-corruption laws.

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4 – CODE OF ETHICS AND CONDUCT

The Code of Ethics and Conduct, issued in 2003 and updated in 2014 lays down the guidelines governing sustainable, social, environmental, legal, transparent and ethical management applied to the fight against fraud and corruption.

The Code consists of a set of organizational values, ethical principles and rules that have been observed by Sabesp since its inception and have been consolidated into precepts that guide and underpin the company’s relations with its various stakeholders: management, employees, clients, shareholders, investors, suppliers, partners, third parties, government, the community and society as a whole.

The Code forms the basis for consolidating and enhancing Sabesp’s existing reputation as a socially responsible company and provides support and guidance on how ongoing actions can be improved and new initiatives implemented in regard to complying with the Company’s mission and directives.

On first entering Sabesp, all employees and members of management receive a copy of the Code and its subsequent amendments and sign a term of commitment agreeing to abide by and comply with the precepts governing ethical conduct contained therein.

Suppliers, partners, third parties and other external stakeholders also agree to abide by the Code.

4.1. ETHICAL VALUES

Sabesp is fully committed to the following corporate ethical values:

Respect for society and clients
Offering high quality products and services with appropriate prices.

Respect for the environment
Promoting sustainable development and environmental education and awareness, and doing everything possible to protect, preserve and restore water resources and the environment, for present and future generations.

Respect for people
Promoting equal opportunity and respect for diversity, as well as professional development. Establishing relationships of trust and fostering participation through communication and integration.

Integrity
Acting with justice, legality, coherence, transparency, ethics and honesty in all its practices and decisions.

Competence
Acting with professionalism, promptness and effectiveness, ensuring the quality of processes, services and products. Valuing the sharing of knowledge, proactivity, creativity, innovation, simplicity and flexibility in the pursuit of solutions.

Citizenship
Acting with a citizen’s conscientiousness and responsibility while promoting the public good.

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4.2. - ETHICAL PRINCIPLES

Sabesp is fully committed to the following corporate ethical principles:

1. Ensuring a sustainable balance between the social, economic and environmental spheres.

2. Ensuring a continuous improvement in the quality of products and services and a commitment to results.

3. Taking the utmost care of public and private resources, by using them in a legal, efficient and productive way.

4. Acting and making decisions based on justice, promoting balance and harmony by reconciling Sabesp’s interests and goals with those of its various stakeholders.

5. Respecting the prevailing legislation and combating all forms of fraud and corruption and acts that harm national and international public administration.

6. Establishing trust as a key principle in relations between the Company and its various stakeholders.

7. Acting with transparency in professional relationships, corporate governance practices and when communicating with its various stakeholders.

8. Ensuring people management practices that respect diversity and foster motivation, satisfaction and commitment.

9. Strengthening and improving relations with its surrounding communities and with society as a whole.

4.3. – ETHICAL CONDUCT

Based on its ethical values and principles, Sabesp adopts the following rules of conduct:

Environmental Care and Prevention
Developing its activities based on the principles of environmental care and prevention in the pursuit of continuous improvement, and not promoting practices that may represent a risk to the environment.

Environmental Education
Promoting environmental education with the Company’s stakeholders and society as a whole.

Environmental Excellence
Meeting and exceeding legal compliance standards, creating and adding value to the business.

Product Quality
Ensuring sanitation and health.

Service Quality
Meeting its clients’ needs and complaints promptly and with the requisite quality.

Impartial Service
Respecting the diversity of its various stakeholders, accepting a commitment to exercising its activities in an impartial manner, without any type of favoritism or discrimination, or any form of fraud or corruption or acts that harm national and international public administration.

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Social Development
Exercising its activities in a legal, ethical and transparent manner, taking into consideration the lawful interests of its stakeholders and society as a whole by improving the community’s quality of life in a planned and sustained way.

Right to Information
Disclosing transparent and objective information to its clients, shareholders and investors, except for information deemed by law to be confidential or arising from the need to preserve public health.

Dialogue Channels
Maintaining open communications channels with the press, the social media and all sectors of society.

Relations with Shareholders and Investors
Maintaining a specific area to ensure transparent communications with shareholders and investors and the disclosure of accurate information.

Accounting Records
Recording the Company’s accounts in a proper, consistent, accurate and complete manner, with the necessary degree of detail and context to ensure the transparency of its economic and financial transactions, in accordance with prevailing accounting practices. The accounting records shall be made available to the auditors and the competent inspection and regulatory bodies.

Relations with Government
The company, its management and employees are prohibited from donating or using Sabesp’s resources (financial, assets, vehicles, equipment, e-mails, etc.) to or for political campaigns to help parties or candidates in public elections.

Anti-corruption

Acts that Cause Harm to National and International Public Administration
Pursuant to the law, management, employees, suppliers, partners and third parties are prohibited from practicing any and all acts that may harm national or foreign public assets or the principles of public administration or bids and contracts, including:
- promising, offering or giving, directly or indirectly, undue advantage to public agents or persons related to them;
- financing, sponsoring, bearing the costs of, or providing any other type of assistance for the practice of unlawful acts;
- using individual or legal entity intermediaries to conceal or disguise the real interests or identities of the beneficiaries of such acts;
- hampering the investigations or inspections of public bodies or agents, or intervening in their activities, including national financial system regulatory agencies and inspection bodies;
- In the case of bids or contracts:
- frustrating or breaching, through adjustments, combinations or any other means, the competitive nature of bids;
- preventing, hampering or breaching the realization of any bid-related act;
- removing or causing the removal of any bidder by means of fraud or the offer of any type of benefit;
- defrauding the bid or the resulting contract;
- constituting, in a fraudulent or unlawful manner, a legal entity to take part in a bid or execute a contract;
- obtaining undue advantage or benefit, in a fraudulent manner, from amendments or renewals of contracts with the public administration, without authorization by the law, the bid notice or the respective contracts;
- manipulating or defrauding the economic and financial balance of contracts with the public administration.

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Abstention from unlawful acts
Sabesp’s management, employees, suppliers, partners and third parties shall not pay, grant, offer or promise, directly or indirectly, any good, property, money, sponsorship, trip, gratuity, present, meal, favor, benefit, or any economic or asset-based advantage to any public servant, member or employee of any political party, or any person exercising any job, position or public activity who may influence actions or decisions resulting in the securing or retention of business by, or advantages for Sabesp, or the granting of personal favors.

Management and employees, when public agents, shall not receive or solicit from any of its suppliers, partners and third parties any service or act that constitutes or may constitute any breach of the above.

4.4. – MANAGEMENT AND EMPLOYEES

Compliance with Regulations
Management and employees shall exercise their hierarchical positions based on compliance with the law and the organization’s regulations and undertake to communicate this knowledge throughout the Company and provide working guidelines.

Occupational Health and Safety
Management, employees, suppliers, partners and third parties are responsible for the health and safety of those who work for the organization by complying with the law and the internal regulations relative to occupational health and safety, thereby ensuring a healthy working environment and quality of life.

Labor Relations
Management encourages and supports employees to participate in organizations and associations as a form of full exercise of their rights, in addition to promoting individual development and improving the organizational climate.
Management leads the collective bargaining process, with accountability and transparency, valuing healthy dialogue with labor unions. They also hold meetings at any time with representative bodies to discuss reasonable matters related to meeting the employees’ expectations, respecting the limit, the company’s financial capacity and government guidelines.

Professional Development and Opportunity
Management shall offer employees equality of opportunity in regard to professional development, as a means of qualifying their work and contributing to their promotion. Employees should contribute to this process, which is based on merit, performance and competence.

Discrimination
Management and employees, independently of their hierarchical position, shall exercise their responsibilities without discrimination in regard to origin, race, sex, color, age or other.

Moral and Sexual Harassment
Management and employees shall exercise their responsibilities in the absence of any form of moral or sexual harassment.

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Right to Information
Management and employees shall disclose any information that may contribute to the quality of work, or information of an institutional nature which is of interest to the employees.

Confidentiality and Propriety of Data and Information
Management and employees must ensure the confidentiality of all the information under their responsibility and protect industrial secrets and private or secret data.
Sabesp has proprietary rights over all the work related to the business, goods or services produced by its management and employees.

Use of Privileged Information
Management and employees, due to their position or job, are prohibited from trading in the shares, debentures or any other securities issued by Sabesp, or by companies belonging to the same economic group, nor may they share confidential information that has not yet been disclosed to the public.

Use and Protection of Assets, Equipment and Services
The assets, equipment, services and communications channels owned by Sabesp must be used in such a way as to protect its employees, and must not breach internal guidelines or jeopardize the interests of the work and Company.
Management and employees are prohibited from using:
- Sabesp’s goods, services and staff for personal reasons;
- other Sabesp resources (workbooks, computers, printers, existing or future equipment, information, vehicles, working hours, etc.), for personal reasons.
Whenever necessary, Sabesp may inspect and monitor installations, equipment, vehicles, computers, e-mails and other means of communication and storage, respecting the provisions of the law and the internal rules related to the material in question.

Favoritism
Management and employees shall exercise their responsibilities in an ethical and transparent manner, ensuring an environment free of any type of favoritism, in regard to self or others, and fighting against any form of bribery or corruption or acts that harm national and international public administration.

Conflicts of Interest
Management and employees, while performing their internal and external activities, shall take measures to ensure that these activities do not generate conflicts of interest for the Company. The following are prohibited: - taking part in the purchase or sale of products, services or works involving companies whose associates or representatives are related by blood or marriage to any degree; - exercising activities which, by their nature, are incompatible with the attributions of their position, or which conflict with Sabesp’s business or interests, or which are incompatible in terms of working hours or which jeopardize professional performance; All managers and employees are legally obliged to inform their superiors, or the competent authorities, of any situations or doubts regarding eventual conflicts of interest.

Receiving presents and gratification
Management and employees shall not receive or solicit goods, property, money or any economic or asset-based advantage of any nature to influence any business action or decision.
In accordance with prevailing business procedures, the following are prohibited:
- accepting, suggesting, soliciting and receiving, directly or indirectly, presents, favors or benefits of commercial value from clients, suppliers, partners, third parties and public or private entities;
- accepting, suggesting, soliciting and receiving gratuities, commissions, bribes, payments and financial aid, under any circumstances;

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- receiving sponsorships or donations for internal or external parties or events, under any circumstances.
Management and employees are permitted:
- to receive courtesies of no commercial value from companies that are promoting events, or distributing free gifts to their clients, on the occasion of special events, or commemorative dates, such as pens, diaries or shirts with the company’s logo.
- participate in congresses, seminars and professional visits in Brazil and abroad, subsidized by suppliers or entities, which are in Sabesp’s strategic or technological interest;

Any other items which do not meet these characteristics should be refused or formally returned via correspondence.

Donations
Legitimate donations of a philanthropic nature, based on humanitarian interests or to support cultural or educational institutions, are permitted, provided the internal authorization procedures have been followed and they do not result in favors or benefits for Sabesp, its management or employees.

Sponsorships
Sabesp grants sponsorships based on the Institutional and Financial Support Guidelines, which are part of the Corporate Communications Policy, and which are constantly updated and approved by the Executive Board.

Verification of Irregularities
Management and employees shall immediately inform the competent areas of any irregularity or unlawful act, fact, detail or situation which they have knowledge of and which may jeopardize the Company, its employees or other stakeholders.
The content of the denunciations is verified in accordance with corporate procedures and must contain the minimum elements necessary for said verification.
Anonymity is preserved, although any unfounded or fraudulent denunciations, or those of a conspiratory nature, will be investigated.

4.5. - SUPPLIERS, PARTNERS AND ASSOCIATED THIRD PARTIES

Productive Chain
Sabesp is jointly responsible for preventing and minimizing damage to the environment resulting from its productive chain, by screening the quality of its service suppliers and monitoring their services.

Compliance with the Law
Sabesp's service contracts shall clearly state that all suppliers, partners and third parties must comply with the prevailing legislation, especially that dealing with the environment, child and forced labor, and anticorruption laws.

Equality
Suppliers, partners and third parties in an equivalent or similar situation shall receive the same treatment and opportunities. Any exceptions must be grounded on solid technical and professional opinions.

Trust
Sabesp shall, maintain relations of trust with its suppliers, partners and third parties, based on mutual ethical behavior.

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5 – FINAL CONSIDERATIONS

Sabesp’s business paradigm, which is grounded in sustainable development, underpins the way it does business, taking into consideration economic feasibility, social justice, environmental preservation and the fight against fraud and corruption.

Sabesp is fully committed to providing public sanitation services for all in its covered area and helping improve the environmental conditions and the quality of life of its surrounding communities, restoring water sources and investing in educating the population on the conscientious use of water.

This policy ensures corporate and institutional progress based on geographical, cultural and social diversity, enhancing trust and ensuring transparent actions, while establishing a vision of social responsibility transversality across the value chain.

6 – ETHICS COMMITTEE

The Ethics and Conduct Committee, whose composition is determined by the Resolution of the Board of Executive Officers, was created in 2005 in order to ensure the relevance, updating, dissemination and application of this Code. It analyzes the nature and frequency of violations, recommends preventive and corrective measures, monitors infraction processes and encourages employees’ commitment to ethical conduct.

7 – REPORTING OF VIOLATIONS

Denunciations of fraud, corruption, unlawful acts, violations of the Code of Ethics and Conduct, or of other matters that may breach the principles and interests of Sabesp, its subsidiaries and its shareholders, should be reported by employees, managers, suppliers, clients or any other stakeholder through the following channels:

1) e-mail: canaldedenuncia@sabesp.com.br
2) phone (direct): (011) 3388-8100
3) Ombudsman: 0800-0550565 or e-mail: ouvidoria@sabesp.com.br
4) SAC (Customer Service Center): Emergency: 195 or SP Metropolitan Region: 0800-0119911
5) Post Box: 61.540 - CEP: 05424-970
6) In person or by conventional mail addressed to the Audit Superintendence (Rua Costa Carvalho, 300 - CEP: 05429-900)

The Audit Superintendence is responsible for processing denunciations and must respect the anonymity of the complainants and those involved, as well as the confidentiality of the information, in order to protect their rights and ensure objective decisions.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: July 24, 2014

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.